United States
               Securities and Exchange Commission
                    Washington, D.C.  20549

                         SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934

                        AMENDMENT NO. 5

                       RESPONSE USA, INC.
                     ----------------------
                        (Name of Issuer)

            Common Stock, Par Value $.008 Per Share
     ------------------------------------------------------
                 (Title of Class of Securities)

                          761235 50 6
                     ----------------------
                         (CUSIP Number)

                       Richard D. Terrill
Executive Vice President, General Counsel and Corporate Secretary
                    Western Resources, Inc.
                    818 South Kansas Avenue
                      Topeka, Kansas 66612
                         (785)575-6322

------------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        December 9, 1999
--------------------------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP NO. 761235 50 6


1.  NAME OF REPORTING PERSON                       Western Resources, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO.
    48-0290150

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF       (A)        |_|
    A GROUP                                        (B)        |_|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                n/a

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION           State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

   7.  SOLE VOTING POWER                           0

   8.  SHARED VOTING POWER                         304,442

   9.  SOLE DISPOSITIVE POWER                      0

  10.  SHARED DISPOSITIVE POWER                    304,442

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                         304,442

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                  |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                      4.93%

14.  TYPE OF REPORTING PERSON                      CO

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CUSIP NO. 761235 50 6


1.  NAME OF REPORTING PERSON                       Westar Capital, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO.              48-1092416

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF       (A)        |_|
    A GROUP                                        (B)        |_|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                n/a

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION           State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

   7.  SOLE VOTING POWER                           0

   8.  SHARED VOTING POWER                         304,442

   9.  SOLE DISPOSITIVE POWER                      0

  10.  SHARED DISPOSITIVE POWER                    304,442

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                         304,442

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                  |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                      4.93%

14.  TYPE OF REPORTING PERSON                      CO

CUSIP NO. 761235 50 6


1.  NAME OF REPORTING PERSON                       Protection One, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO.              93-1063818

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF       (A)        |_|
    A GROUP                                        (B)        |_|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                n/a

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION           State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

   7.  SOLE VOTING POWER                           0

   8.  SHARED VOTING POWER                         304,442

   9.  SOLE DISPOSITIVE POWER                      0

  10.  SHARED DISPOSITIVE POWER                    304,442

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                         304,442

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                  |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                      4.93%

14.  TYPE OF REPORTING PERSON                      CO

CUSIP NO. 761235 50 6


1.  NAME OF REPORTING PERSON                         Protection One Investments,
                                                   Inc.
    S.S. OR I.R.S. IDENTIFICATION NO.              95-471-6134

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF       (A)         |_|
    A GROUP                                        (B)         |_|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                n/a

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION           State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

   7.  SOLE VOTING POWER                           0

   8.  SHARED VOTING POWER                         304,442

   9.  SOLE DISPOSITIVE POWER                      0

  10.  SHARED DISPOSITIVE POWER                    304,442

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                         304,442

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                  |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                      4.93%

14.  TYPE OF REPORTING PERSON                      CO

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Item 1.  Security and Issuer.

This statement on Schedule 13D ("Statement") relates to the Common Stock par value $.008 per share ("Common Stock"), of Response USA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the issuer are located at 11-H Princess Road, Lawrenceville, New Jersey 08648.

Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

The Reporting Persons sold 106,700 shares of Common Stock of Issuer between the period of November 23, 1999 and December 9, 1999.

Item 5.  Interest in Securities of Issuer.

Based upon the Issuer's quarterly report for its fiscal quarter ended September 30, 1999 filed on Form 10-QSB with the Securities and Exchange Commission on November 19, 1999, the Issuer had a total of 6,176,431 (six million one hundred seventy six thousand four hundred thirty one) shares of Common Stock outstanding as of November 18,1999. As a result of the disposition of stock by the Reporting Persons between November 23, 1999 and December 9, 1999, the Reporting Persons beneficially own 304,442 (three hundred four thousand four hundred forty two) shares, constituting 4.93% of the Issuer's total outstanding Common Stock. The Reporting Persons have shared power to vote and shared power to dispose of the 304,442 shares of Common Stock.

Shares of Common Stock disposed of in the past sixty days are listed below:

           Shares Sold           Price Per Share           Date of Sale
             11,000                 $1.0284                  11/23/99
              4,900                 $1.0000                  11/29/99
             19,800                 $1.0085                  12/01/99
              1,000                 $1.0000                  12/08/99
             70,000                 $0.8772                  12/09/99

Except as set forth in this Statement, neither the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts exist with respect to the securities of the Issuer.

Item 7.               Materials to be Filed as Exhibits.

No material change.

                           SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   WESTERN RESOURCES, INC.

                                   By:   /s/ Richard D. Terrill
                                   Richard D. Terrill
                                   Executive Vice President, General Counsel
                                   and Corporate Secretary


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   WESTAR CAPITAL, INC.



                                   By:   /s/ Cynthia S. Couch
                                   Cynthia S. Couch
                                   Secretary and Treasurer


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PROTECTION ONE, INC.



                                   By:   /s/ Anthony D. Somma
                                   Anthony D. Somma
                                   Chief Financial Officer, Secretary
                                   and Treasurer


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PROTECTION ONE INVESTMENTS, INC.



                                   By:    /s/ Anthony D. Somma
                                   Anthony D. Somma
                                   Secretary and Treasurer


Dated:    December 13, 1999

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